

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

July 9, 2009

John C. East
President and Chief Executive Officer
Actel Corporation
2061 Stierlin Court
Mountain View, California 94043-4655

> **Re:** **Actel Corporation**
> **Form 10-K for the Fiscal Year Ended January 4, 2009**
> **Filed March 20, 2009**
> **File No. 000-21970**

Dear Mr. East:

We have reviewed your letter dated July 1, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revenue Recognition, page 60

1. We refer to your response to comment number 5. Please tell us why you do not believe that disclosure of gross deferred revenues and gross deferred costs of sales information is necessary or meaningful to investors. If the rights of return or pricing adjustments that you grant to your customers in future periods could reasonably likely have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include (1) disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred revenue caption of your balance sheet as of the end of

each reported period and (2) a discussion of the impact of the related uncertainties on each reported period.

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3625 if you have questions on other comments.

Sincerely,

Mary Beth Breslin
Senior Attorney